UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 27, 2010

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release announcing the appointment of Didier Lamouche as the new Chief Operating Officer.

STMicroelectronics Announces Appointment of
New Chief Operating Officer

Amsterdam, October 26, 2010 – STMicroelectronics (NYSE: STM) today announced the appointment of a new Chief Operating Officer.

Alain Dutheil, who has held the position of ST’s COO since 2005, has decided to retire following 27 years with the Company. Alain has been instrumental in the development of ST since its inception, helping to make it a major global semiconductor company and one of the leading high-tech companies in Europe.

Replacing Dutheil as ST’s new COO is Didier Lamouche, who has been a member of the Supervisory Board of STMicroelectronics from April 2006, before stepping down on October 26, 2010, in view of his appointment as COO of ST. From 2004 until mid-2010, Lamouche served as Chairman and Chief Executive Officer of Groupe Bull, a global IT company.

Didier Lamouche will join ST on November 1, 2010, and following a transition period will formally take over from Alain Dutheil as COO and Vice-President of the Strategic Committee, on January 26, 2011, immediately following the Company’s fourth quarter and full-year 2010 earnings announcement.

“I would like to welcome Didier to the Company; his world-class experience and knowledge will make a significant contribution to ST’s ability to reach new heights in the semiconductor industry,” said Carlo Bozotti, President and Chief Executive Officer, STMicroelectronics. “Over the transition period, Alain will be able to pass on his vast experience and deep understanding of ST to Didier, thus ensuring the smooth handover of such a key management role.

“I would like to thank Alain, very deeply, for his long and outstanding service at ST and particularly for his role as COO, in which position he has been invaluable to me personally over the past few years,” added Bozotti.

Didier Lamouche, 51, is a graduate of Ecole Centrale de Lyon and holds a PhD in semiconductor technology. He has more than 20 years experience in the semiconductor industry, holding various senior operational and general management positions. Lamouche started his career in 1984 in the R&D department of Philips, before joining IBM Microelectronics, where he held several positions in France and the US. In 1995, he became Director of Operations of Motorola’s Advanced Power IC unit in Toulouse, France. In 1998, he joined IBM as General Manager of its largest European semiconductor site, in Corbeil, France, leading its turnaround and transformation into the joint venture between IBM and Infineon, named Altis Semiconductor, which he managed as CEO for four years. In 2003, Lamouche rejoined IBM and was the VP for Worldwide Semiconductor Operations, based in New York, until the end of 2004. In December 2004, Lamouche took the position of Chairman and CEO of Groupe Bull, which he left in May 2010 with a revamped portfolio of offerings having re-established a profitable, cash generating, growing company, with a consolidated and new Shareholder structure.

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Didier Lamouche was named ‘Chevalier of the Legion of Honor’ by the French Government in April 2010, in recognition of his contribution to the digital electronics industry in France.

Born in Martigues, France, in 1945, Alain Dutheil joined Thomson Semiconducteurs, a predecessor company to STMicroelectronics, in 1983, as Plant Manager in Aix-en-Provence, France, following a decade of service with Texas Instruments. Following several senior management roles at ST, including Corporate VP for Strategic Planning and Human Resources, Dutheil has held the position COO and Vice Chairman of the Corporate Executive Committee at STMicroelectronics since March 2005. Additionally, in 2009, Dutheil successfully led the creation and integration of ST-Ericsson, the wireless joint venture between STMicroelectronics and Ericsson, as its first President and Chief Executive Officer.

About STMicroelectronics
STMicroelectronics is a global leader serving customers across the spectrum of electronics applications with innovative semiconductor solutions. ST aims to be the undisputed leader in multimedia convergence and power applications leveraging its vast array of technologies, design expertise and combination of intellectual property portfolio, strategic partnerships and manufacturing strength. In 2009, the Company’s net revenues were $8.51 billion. Further information on ST can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Group VP, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: October 27, 2010	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Executive Vice President and Chief Financial Officer